
Supplementary Material for Financial Results for the 12 months ended March 31, 2004 (Consolidated)

                   FY2003 in accordance with U.S. GAAP
                                (Note 1)                         (Note 1)    (Note 1)      FY2003
                        1Q           2Q       1st Half    3Q       4Q        2nd Half   12 mos. ending
                                                                                        March 31, 2003

Vehicle Production
(thousands of units)   1,393         1,407     2,800     1,515     1,535      3,050       5,850

(Japan)-including
Daihatsu & Hino          966         1,007     1,973     1,075     1,114      2,189       4,162

[Daihatsu]             [130]          [140]     [270]     [147]     [173]      [320]       [590]

[Hino]                  [13]           [14]      [27]      [12]      [19]       [31]        [58]

(Overseas)-including
Daihatsu & Hino         427            400       827       440       421        861       1,688

[Daihatsu]               [-]            [-]       [-]       [5]      [11]       [16]        [16]

[Hino]                   [-]            [-]       [-]       [-]       [-]        [-]         [-]

   North America        242            217       459       215       209        424         883
   Europe                97             89       186       106        95        201         387
   Asia                  62             66       128        81        81        162         290
   Latin America          5             10        15        11        10         21          36
   Oceania               21             18        39        27        26         53          92
   Others                 -              -         -         -         -          -           -



                      FY2004 in accordance with U.S. GAAP                                                               FY2005
                                   (Note 1)                         (Note 1)         (Note 1)          FY2004          Prospects
                            1Q        2Q         1st Half     3Q       4Q            2nd Half      12 mos. ending  Ending March 31,
                                                                                                    March 31, 2004   2005 U.S.GAAP

Vehicle Production
(thousands of units)       1,535      1,529     3,064         1,672     1,777            3,449         6,513

(Japan)-including
Daihatsu & Hino            1,006      1,016     2,022         1,100     1,162            2,262         4,284

[Daihatsu]                  [141]      [156]     [297]         [162]     [180]            [342]         [639]

[Hino]                       [18]       [26]      [44]          [21]      [22]             [43]          [87]

(Overseas)-including
Daihatsu & Hino              529        513     1,042           572       615            1,187         2,229

[Daihatsu]                    [3]        [7]      [10]           [6]       [8]             [14]          [24]

[Hino]                        [-]        [-]       [-]           [-]       [-]              [-]           [-]

   North America             249        240       489           259       286              545         1,034
   Europe                    126        104       230           137       148              285           515
   Asia                       88         96       184           109       109              218           402
   Latin America              15         16        31            17        19               36            67
   Oceania                    28         31        59            29        27               56           115
   Others                     23         26        49            21        26               47            96




Supplementary Material for Financial Results for the 12 months ended March 31, 2004 (Consolidated)

                   FY2003 in accordance with U.S. GAAP
                                (Note 1)                                                 (Note 1)    (Note 1)         FY2003
                        1Q           2Q                1st Half             3Q              4Q        2nd Half     12 mos. ending
                                                                                                                   March 31, 2003

Vehicle Sales
(thousands of units)  1,473             1,478          2,951             1,544             1,618         3,162           6,113
(Japan)-including
Daihatsu & Hino         494               530          1,024               545               649         1,194           2,218
[Daihatsu]             [107]             [109]          [216]             [104]             [158]         [262]           [478]
[Hino]                   [6]               [9]           [15]               [7]              [13]          [20]            [35]

(Overseas)-including
Daihatsu & Hino         979               948          1,927               999               969         1,968           3,895
[Daihatsu]              [19]              [16]           [35]              [17]              [30]          [47]            [82]
[Hino]                   [6]               [7]           [13]               [6]               [6]          [12]            [25]
   North America         511               493          1,004               533               445           978           1,982
   Europe                210               182            392               170               214           384             776
   Asia                  107               106            213               117               132           249             462
   Latin America          32                42             74                40                47            87             161
   Oceania                51                49            100                51                52           103             203
   Others                 68                76            144                88                79           167             311
Housing Sales (units)    600               861          1,461               845             1,718         2,563           4,024



                      FY2004 in accordance with U.S. GAAP                                                            FY2005
                                   (Note 1)                         (Note 1)   (Note 1)          FY2004             Prospects
                            1Q        2Q      1st Half     3Q         4Q      2nd Half        12 mos. ending     Ending March 31,
                                                                                              March 31, 2004     2005 U.S.GAAP

Vehicle Sales
(thousands of units)        1,594      1,576    3,170     1,700      1,849      3,549           6,719                  7,020
(Japan)-including
Daihatsu & Hino               543        538    1,081       554        668      1,222           2,303                  2,330
[Daihatsu]                   [120]      [120]    [240]     [118]      [155]      [273]           [513]                  [530]
[Hino]                         [8]       [17]     [25]      [12]       [14]       [26]            [51]                   [40]

(Overseas)-including
Daihatsu & Hino             1,051      1,038    2,089     1,146      1,181      2,327           4,416                  4,690
[Daihatsu]                    [22]       [26]     [48]      [27]       [35]       [62]           [110]                  [120]
[Hino]                         [8]        [9]     [17]       [8]       [11]       [19]            [36]                   [40]
   North America               509        496    1,005       561        537      1,098           2,103                 2,180
   Europe                      234        207      441       218        239        457             898                   970
   Asia                        122        128      250       147        160        307             557
   Latin America                32         37       69        36         41         77             146
   Oceania                      60         57      117        60         59        119             236                 1,540*
   Others                       94        113      207       124        145        269             476
Housing Sales (units)          761      1,408    2,169     1,442      1,141      2,583           4,752

*Represents FY2005 prospects of Asia, Latin America, Oceania and Others, in total.


Supplementary Material for Financial Results for the 12 months ended March 31, 2004 (Consolidated)

                     FY2003 in accordance with U.S. GAAP
                                         (Note 1)                                      (Note 1)        (Note 1)        FY2003
                            1Q              2Q            1st Half         3Q              4Q          2nd Half     12 mos. ending
                                                                                                                    March 31, 2003

Foreign Exchange Rate
Yen to US Dollar Rate       127              119             123          123               119           121             122
Yen to Euro Rate            117              117             117          123               128           125             121

Registered Toyota
Vehicles (in Japan)
(thousands of units)        378              420             798          412               500           912           1,710

Market Share (Japan)
Toyota (excluding
Mini-cars) (%)             42.8             41.6            42.1         43.6              41.5          42.4            42.3
Toyota and Daihatsu
(including Mini-cars) (%)  37.2                             37.0         39.1                                            37.9
Toyota, Daihatsu
and Hino (including
Mini-cars) (%)             37.7                             37.6         39.7                                            38.5

Number of Employees                                    223,138                                                      232,928

Net Sales
(billions of yen)       3,877.6          3,735.8         7,613.4      4,052.6           3,835.5       7,888.1        15,501.5
Geographical Segment
 Japan                  2,568.5          2,624.0         5,192.5      2,835.2           2,817.9       5,653.1        10,845.6
 North America          1,684.7          1,511.8         3,196.5      1,624.4           1,397.9       3,022.3         6,218.8
 Europe                   407.7            338.2           745.9        405.0             448.9         853.9         1,599.8
 Others                   379.2            362.2           741.4        445.4             359.9         805.3         1,546.7
 Elimination           -1,162.5         -1,100.4        -2,262.9     -1,257.4          -1,189.1      -2,446.5        -4,709.4
Business Segment
  Automotive            3,598.3          3,443.3         7,041.6      3,750.9           3,519.0       7,269.9        14,311.5
  Financial
  Services                180.8            170.0           350.8        186.0             188.1         374.1           724.9
  All Other               155.4            205.3           360.7        181.0             253.5         434.5           795.2
  Elimination             -56.9            -82.8          -139.7        -65.3            -125.1        -190.4          -330.1

Operating Income
(billions of yen)         392.5            292.5           685.0        361.2             225.4         586.6         1,271.6
(Operating Income
Ratio) (%)                (10.1)            (7.8)           (9.0)        (8.9)             (5.9)         (7.4)           (8.2)
Geographical Segment
  Japan                   270.0            209.8           479.8        269.9             194.6         464.5           944.3


                     FY2003 in accordance with U.S. GAAP
                                         (Note 1)                                      (Note 1)        (Note 1)        FY2003
                            1Q              2Q            1st Half         3Q              4Q          2nd Half     12 mos. ending
                                                                                                                    March 31, 2003
  North America           102.0             79.8           181.8         81.6              16.6          98.2           280.0
  Europe                    5.0              0.1             5.1          0.3               2.9           3.2             8.3
  Others                   14.3              7.6            21.9         14.3               9.4          23.7            45.6
  Elimination               1.2             -4.8            -3.6         -4.9               1.9          -3.0            -6.6
Business Segment
  Automotive              394.0            291.9           685.9        337.3             223.7         561.0         1,246.9
  Financial
  Services                  1.0              2.8             3.8         20.4               6.1          26.5            30.3
  All Other                -3.3              2.1            -1.2          3.8               1.9           5.7             4.5
  Elimination               0.8             -4.3            -3.5         -0.3              -6.3          -6.6           -10.1

Income before taxes
(billions of yen)         422.2            292.2           714.4        300.1             212.1         512.2         1,226.6
(Income before
taxes Ratio) (%)          (10.9)            (7.8)           (9.4)        (7.4)             (5.5)         (6.5)           (7.9)

Net Income
(billions of yen)         246.3            179.5           425.8        179.3             145.8         325.1           750.9
(Net Income Ratio) (%)     (6.4)            (4.8)           (5.6)        (4.4)             (3.8)         (4.1)           (4.8)



                                FY2004 in accordance with U.S. GAAP                                                      FY2005
                                       (Note 1)                           (Note 1)    (Note 1)         FY2004           Prospects
                                 1Q       2Q      1st Half         3Q        4Q       2nd Half      12 mos. ending Ending March 31,
                                                                                                   March 31, 2004    2005 U.S. GAAP
Foreign Exchange Rate                                                                                                as premise:
Yen to US Dollar Rate            119       118        118         109        107         108              113           105
Yen to Euro Rate                 135       131        134         130        134         132              133           125

Registered Toyota                                                                                                   approximately
Vehicles (in Japan)
(thousands of units)             395       413        808         407        514         921            1,729         1,760

Market Share (Japan)                                                                                                approximately
Toyota (excluding
Mini-cars) (%)                  44.9      40.4       42.5        44.4       42.5        43.3             42.9          43%
Toyota and Daihatsu
(including Mini-cars) (%)       40.5                 38.8        39.2                                    38.7
Toyota, Daihatsu
and Hino (including
Mini-cars) (%)                  41.1                 39.7        40.0                                    39.6

Number of Employees                             265,532                                             264,410          (Note 2)

Net Sales
(billions of yen)            4,092.9   4,131.3    8,224.2     4,386.0    4,684.5     9,070.5         17,294.7
Geographical Segment
 Japan                       2,714.3   2,783.0    5,497.3     2,933.6    3,159.1     6,092.7         11,590.0
 North America               1,530.8   1,483.3    3,014.1     1,603.7    1,509.8     3,113.5          6,127.6
 Europe                        529.9     502.4    1,032.3       514.3      617.7     1,132.0          2,164.3
 Others                        548.8     554.0    1,102.8       592.5      666.6     1,259.1          2,361.9
 Elimination                -1,230.9  -1,191.4   -2,422.3    -1,258.1    1,268.7    -2,526.8         -4,949.1
Business Segment
  Automotive                 3,798.6   3,791.8    7,590.4     4,055.3    4,328.1     8,383.4         15,973.8
  Financial
  Services                     184.0     187.5      371.5       180.6      184.8       365.4            736.9
  All Other                    183.7     220.0      403.7       214.7      277.8       492.5            896.2
  Elimination                  -73.4     -68.0     -141.4       -64.6     -106.2      -170.8           -312.2

Operating Income
(billions of yen)              340.7     427.0      767.7       401.6      497.5       899.1          1,666.8
(Operating Income
Ratio) (%)                      (8.3)    (10.3)      (9.3)       (9.2)     (10.6)       (9.9)            (9.6)
Geographical Segment
  Japan                        252.1     277.6      529.7       226.1      352.3       578.4          1,108.1



                                FY2004 in accordance with U.S. GAAP                                                      FY2005
                                       (Note 1)                           (Note 1)    (Note 1)         FY2004           Prospects
                                 1Q       2Q      1st Half         3Q        4Q       2nd Half      12 mos. ending Ending March 31,
                                                                                                   March 31, 2004    2005 U.S. GAAP
  North America                 64.6      99.0      163.6       128.2       99.2       227.4            391.0
  Europe                         6.2      16.3       22.5        24.7       25.3        50.0             72.5
  Others                        20.4      32.9       53.3        24.3       19.3        43.6             96.9
  Elimination                   -2.6       1.2       -1.4        -1.7        1.4        -0.3             -1.7
Business Segment
  Automotive                   333.9     368.7      702.6       347.8      468.6       816.4          1,519.0
  Financial
  Services                      10.6      51.1       61.7        52.3       32.0        84.3            146.0
  All Other                     -2.8       8.8        6.0         5.5        3.7         9.2             15.2
  Elimination                    1.0      -1.6       -2.6        -4.0       -6.8       -10.8            -13.4

Income before taxes
(billions of yen)              371.2     440.8      812.0       429.7      524.0       953.7          1,765.7
(Income before
taxes Ratio) (%)                (9.1)    (10.7)      (9.9)       (9.8)     (11.2)      (10.5)           (10.2)

Net Income
(billions of yen)              222.5     301.9      524.4       286.4      351.2       637.6          1,162.0
(Net Income Ratio) (%)          (5.4)     (7.3)      (6.4)       (6.5)      (7.5)       (7.0)            (6.7)




Supplementary Material for Financial Results for the 12 months ended March 31, 2004 (Consolidated)

                         FY2003 in accordance with U.S. GAAP
                                  (Note 1)                            (Note 1)    (Note 1)      FY2003
                           1Q        2Q          1st Half     3Q         4Q       2nd Half   12 mos. ending
                                                                                             March 31, 2003
Research & Development
 (billions of yen)       149.1      143.3          292.4      175.0     201.0     376.0           668.4
   Parent                122.4      128.9          251.3      153.7     176.2     329.9           581.2
Depreciation
 (billions of yen)       165.3      179.5          344.8      178.0     161.3     339.3           684.1
   Parent                 65.2       72.3          137.5       63.8      59.3     123.1           260.6
Capital Expenditures
 (billions of yen)       188.6      281.1          469.7      205.5     323.8     529.3           999.0
Total Liquid Assets
 (billions of yen)                               2,969.1                                        3,060.5
Free Cash Flow
 (billions of yen)                                 573.8                                          655.1
Total Assets
 (billions of yen)                              19,524.5                                       20,152.9
Shareholders' Equity
 (billions of yen)                               7,384.4                                        7,121.0
Return on Equity (%)                                11.6                                           10.4
Return on Asset (%)                                  4.4                                            3.8

Number of Consolidated
 Subsidiaries                                      496                                            500

Number of Affiliates
 Accounted for Under the
 Equity Method                                      57                                             58



                          FY2004 in accordance with U.S. GAAP                                                         FY2005
                                    (Note 1)                            (Note 1)    (Note 1)         FY2004          Prospects
                                1Q      2Q      1st Half        3Q         4Q       2nd Half     12 mos. ending   Ending March 31,
                                                                                                 March 31, 2004    2005 U.S. GAAP
Research & Development
 (billions of yen)             148.1   156.5       304.6      172.8     204.8     377.6           682.2               680.0
   Parent                      121.4   137.6       259.0      150.9     181.3     332.2           591.2               590.0
Depreciation
 (billions of yen)             180.1   196.6       376.7      180.5     230.9     411.4           788.1  (Note 3)     800.0
   Parent                       65.0    71.6       136.6       63.8      71.9     135.7           272.3               280.0
Capital Expenditures
 (billions of yen)             180.9   240.5       421.4      196.9     339.4     536.3           957.7  (Note 3)     990.0
Total Liquid Assets
  (billions of yen)                              3,167.6                                        3,229.8  (Note 4)
Free Cash Flow
 (billions of yen)                                   1.0                                          949.9  (Note 5)
Total Assets
 (billions of yen)          20,901.5            20,777.1   21,086.2                            22,040.2
Shareholders' Equity
 (billions of yen)           7,363.0             7,572.4    7,638.2                             8,178.6
Return on Equity (%)            12.3                14.3       15.1                                15.2
Return on Asset (%)              4.3                 5.1        5.5                                 5.5
Number of Consolidated                             561                                            554
Subsidiaries
Number of Affiliates
 Accounted for Under the
 Equity Method                                      54                                             53




(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY03 - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4) Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.